

September 18, 2008

By facsimile to (805) 967-7862 and U.S. Mail

Mr. Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

Re: Deckers Outdoor Corporation
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        Filed February 29, 2008
        File No. 0-22446

Dear Mr. Martinez:

        We have reviewed your filing and have the following comment. Where indicated, we
think you should revise your disclosures in future filings in response to the comment. If you
disagree, we will consider your explanation why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comment or on any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 47

1.   Disclosure states that the agreements underlying Deckers' revolving credit facility
        contain financial covenants. State in future filings what the limits of all material
        financial ratios and tests are under Deckers' outstanding debt instruments. We note the
        disclosure in the financial statements' note 7 in the quarterly report on Form 10-Q for the
        quarter ended June 30, 2008 that Deckers was in default because it had less than one
        million dollars of net income for the three months ended June 30, 2008.

Please respond to the comment within 10 business days or tell us when you will provide us a response. Please furnish a cover letter that keys the response to the comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the response to the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to the comments please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in their filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in its review of the filing or in response to our comment on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765, with any questions.

Very truly yours,

Pamela A. Long
Assistant Director